Exhibit 99.h.4.a

ABERDEEN FUNDS

ADMINISTRATIVE SERVICES PLAN

Exhibit A

Effective February 25, 2013

All available series and classes Aberdeen Funds will be available for investment provided the eligibility requirements for investment are met by the Dealer and/or its customers.

The Funds shall pay amounts not exceeding on an annual basis a maximum amount of:

(a)         25 basis points (0.25%) of the average daily net assets of the Class A Shares of the Funds;

(b)         25 basis points (0.25%) of the average daily net assets of the Class R Shares of the Funds; and

(c)          25 basis points (0.25%) of the average daily net assets of the Institutional Service Class Shares of the Funds.